UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Proxy Materials for U.S. and Canadian Shareholders for Special General Meeting of Shareholders

Reference is made to the Report of Foreign Private Issuer on Form 6-K that Gazit-Globe Ltd. (the “Company”) furnished to the Securities and Exchange Commission (the “SEC”) on April 26, 2018 (the “Prior Report”), in which the Company notified its U.S. and Canadian shareholders of its upcoming Special General Meeting of Shareholders (the “Shareholder Meeting”). The Shareholder Meeting will take place on May 31, 2018 at 3 p.m. (Israel time) at the offices of the Company at 10 Nissim Aloni St, Tel Aviv, 6291924, Israel. Further to the contents of the Prior Report, the Company hereby reports that it will be distributing, in the near future, special proxy materials related to the Shareholder Meeting to those shareholders that hold ordinary shares of the Company through members of the New York Stock Exchange or Toronto Stock Exchange.

At the Shareholder Meeting, the Company will present to its shareholders the following proposals:

1.	Approval of the compensation terms of Mr. Chaim Katzman, the Company’s controlling shareholder, as the Company’s Chief Executive Officer;

2.	Approval of the compensation terms of Mr. Ehud Arnon, the Company’s new Chairman of the Board;

3.	(a) Approval of the Company’s providing an exculpation letter to the Company’s Chief Executive Officer and Vice Chairman of the Board, Mr. Chaim Katzman; and

3.	(b) Approval of the Company’s providing an exculpation letter to the Company’s director, Mr. Dor J. Segal.

Each of the foregoing proposals is consistent with, and is being proposed pursuant to, the Company’s compensation policy.

The record date for shareholders entitled to vote at the Shareholder Meeting has been set as Thursday, May 3, 2018.

The proxy materials for the Shareholder Meeting, consisting of a notice and proxy statement, and a proxy card, are furnished as Exhibits 99.1 and 99.2 hereto, respectively.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: May 7, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement distributed to U.S. and Canadian shareholders with respect to the Special General Meeting of Shareholders of Gazit-Globe Ltd. scheduled to take place on May 31, 2018.
99.2	Proxy Card distributed to U.S. and Canadian shareholders with respect to the Special General Meeting of Shareholders of Gazit-Globe Ltd. scheduled to take place on May 31, 2018.

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